SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 10, 2006
                          (Commission File No. 1-14846)

        This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3 (File no. 333-132662)
     and in our registration statements on Form S-8 (File nos. 333-10990 and 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
            Securities Exchange Act of 1934, in each case as amended.

                        -------------------------------


                            AngloGold Ashanti Limited
                              (Name of Registrant)

                               11 Diagonal Street
                               Johannesburg, 2001
                                (P.O. Box 62117)
                               Marshalltown, 2107
                                  South Africa
                    (Address of Principal Executive Offices)

                              -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F: |X|    Form 40-F: |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes: |_|    No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes: |_|    No: |X|


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes: |_|    No: |X|


Enclosure:      Form of underwriting agreement among AngloGold Ashanti Limited,
                Anglo South Africa Capital (Proprietary) Limited and, for themselves and on behalf of each of the several underwriters named therein, Goldman, Sachs & Co. and UBS Limited

The enclosed form of underwriting agreement constitutes Exhibit 1.2 of our registration statement on Form F-3 (File no. 333-132662). This underwriting agreement form is preliminary and should not be considered to represent the final form of agreement that may be entered into among the parties to such agreement.

                            ANGLOGOLD ASHANTI LIMITED

                     Ordinary Shares, par value 25 ZAR cents

                        -------------------------------

                             Underwriting Agreement

                        -------------------------------


                                                               [April o, 2006]


Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
United States of America

UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
United Kingdom

   As Co-representatives of the several Underwriters named in Schedule I hereto,


Ladies and Gentlemen:

         AngloGold Ashanti Limited, a public company with limited liability incorporated under the laws of the Republic of South Africa (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to purchasers procured by the underwriters named in Schedule I hereto (the "Underwriters"), for whom you are acting as co-representatives (the "Representatives") or, failing that, to the Underwriters, an aggregate of [number of shares in primary offer] shares of Ordinary Shares, par value 25 ZAR cents ("Stock"), of the Company. Anglo South Africa Capital (Proprietary) Limited, a private company with limited liability incorporated under the laws of the Republic of South Africa (the "Selling Shareholder") proposes, subject to the terms and conditions stated herein, to sell to purchasers procured by the Underwriters or, failing that, to the Underwriters, an aggregate of [number of shares in secondary offering] shares of Stock and, at the election of the Underwriters, up to [number of shares in over allotment] additional shares of Stock. The aggregate of [o] shares to be sold by the Company and the Selling Shareholder is herein called the "Firm Shares" and the aggregate of [o] additional shares to be sold by the Selling Shareholder is herein called the "Optional Shares". The Firm Shares and the Optional Shares that the Underwriters elect to purchase pursuant to Section 2 hereof are herein collectively called the "Shares".

         The Underwriters may elect to direct delivery of the Shares, or take delivery of the Shares themselves, in the form of shares of Stock or in the form of American Depositary Shares ("ADSs"). The ADSs are to be issued pursuant to a deposit agreement, dated as of June 26, 1998, (as amended) among the Company, Bank of New York, as depositary (the "Depositary"), and holders from time to time of the American Depositary Receipts (the "ADRs") issued by the Depositary and evidencing the ADSs (the "Deposit Agreement"). Each ADS will initially represent the right to receive one share of Stock deposited pursuant to the Deposit Agreement.

         Except as used in Sections 2, 4, 10 and 12 herein, and except as the context may otherwise require, references hereinafter to the Shares shall include all of the shares of Stock, whether in the form of Shares or ADSs, which may be sold pursuant to this Agreement.

         1. (a) The Company represents and warrants to, and agrees with, each of the Underwriters that:

                    (i) An "automatic shelf registration statement" as defined under Rule 405 under the Securities Act of 1933, as amended, ("the Act") on Form F-3 (File No. 333-132622) in respect of the Shares has been filed with the Securities and Exchange Commission (the "Commission") not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and to the Company's knowledge no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the "Basic Prospectus"; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a "Preliminary Prospectus"; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the "Registration Statement"; the Basic Prospectus, as amended and supplemented immediately prior to


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


               the Applicable Time (as defined in Section 1(a)(iii) hereof), is hereinafter called the "Pricing Prospectus"; the form of the final prospectus relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a)(i) hereof is hereinafter called the "Prospectus"; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any "issuer free writing prospectus" as defined in Rule 433 under the Act relating to the Shares is hereinafter called an "Issuer Free Writing Prospectus");

                    (ii) No order preventing or suspending the use of any
               Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein or Selling Shareholder Information (as defined in Section 1(b)(vii));

                    (iii) For the purposes of this Agreement, the "Applicable
               Time" is [___:___ __m] (Eastern Standard Time) on


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


               the date of this Agreement; the Pricing Prospectus as supplemented by those Issuer Free Writing Prospectuses and other documents listed in Schedule II(a) hereto, if applicable, taken together (collectively, the "Pricing Disclosure Package") as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule II(a) or
               Schedule II(b) hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives or by the Selling Shareholder expressly for use therein;

                    (iv) The documents incorporated by reference in the Pricing
               Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder; provided that no such documents were filed with the Commission since the Commission's close of business on the business day (which term shall mean for this subsection (a)(iv) any day when the Commission's office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule II(c) hereto and except for such other documents as were delivered to you prior to the Applicable Time;


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


                    (v) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein or Selling Shareholder Information;

                    (vi) A registration statement on Form F-6 (File No.
               333-133049) in respect of the ADSs has been filed with the Commission; such registration statement, excluding exhibits, in the form heretofore delivered to you for each of the other Underwriters has been declared effective by the Commission in such form; no stop order suspending the effectiveness of such registration statement has been issued and to the Company's knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the "ADS Registration Statement"); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

                    (vii) Neither the Company nor any of its subsidiaries has
               sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any material adverse change in the capital stock of the Company or any material increase in the long term debt of the Company and its subsidiaries taken as a whole or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus;

                    (viii) The Company and its subsidiaries have good and
               marketable title to all real property owned by them free and clear of all liens, encumbrances and defects, and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a material adverse effect on the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect");

                    (ix) The Company is duly incorporated as a public company
               with limited liability, and validly existing under the laws of the Republic of South Africa, is not in bankruptcy, liquidation, receivership or under judicial management (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver, administrator or judicial manager has been given) and has full power and authority under its memorandum and articles of association and otherwise to own its assets and conduct its business;

                    (x) The Company has an authorized and issued share capital as set forth in the Pricing Prospectus, and all of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Company and conform in all material respects to the description of the Stock contained in the Pricing Prospectus; and all of the issued shares of capital stock of each subsidiary of the Company listed in Schedule III have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Company and (except for directors' qualifying shares and except as set forth in the Pricing Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; all of the issued Stock has been duly listed and admitted for trading on the JSE Limited, the New York Stock Exchange (in the form of ADSs), the London Stock Exchange, Euronext Paris and on the Australian Stock Exchange (in the form of Clearing House Electronic Subregister System ("CHESS") Depositary Shares represented by CHESS Depositary Interests ("CDIs")), the Ghana Stock Exchange (in the form of ordinary Shares and Ghanian Depositary Shares) and are quoted on Euronext Brussels (in the form of International Depositary Receipts ("IDRs") (the "Stock Exchanges"); the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or similar rights to acquire the Shares or the ADSs which have not been complied with, extinguished or waived; there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company, any such convertible or exchangeable securities or any such rights, warrants or options, or obligations of the Company to issue, the Stock or any other class of capital stock of the Company (in each case except as set forth in the Pricing Prospectus); and there are no restrictions on subsequent transfers of the Shares or ADSs except as described in the Pricing Prospectus or under the securities laws of countries other than the United States (except those restrictions imposed on affiliates of the Company by the Act and rules promulgated thereunder) and the Republic of South Africa;

                    (xi) The unissued Firm Shares to be issued and sold by the
               Company to purchasers procured by the Underwriters or, failing that, to the Underwriters, hereunder have been duly and validly authorized by the Company and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and not subject to further calls or assessment by the Company and will conform, in all material respects, to the description of the Stock contained in the Pricing Prospectus and, except as described in the Pricing Prospectus, the issuance of the Firm Shares to be issued and sold by the Company is not subject to any preemptive or similar rights which have not been complied with, extinguished or waived;

                    (xii) The Deposit Agreement has been duly authorized,
               executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs, the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Pricing Prospectus;

                    (xiii) All consents, approvals, authorizations, orders,
               registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities (hereinafter referred to as a "Governmental Agency") having jurisdiction over the Company (hereinafter referred to as "Company Governmental Authorizations") required to be obtained by the Company for each of the deposit of Shares to be issued and sold by the Company only, and the issuance of ADSs in respect thereof and for the execution, delivery and performance by the Company of this Agreement have been obtained or made and are in full force and effect including the approval of the South African Reserve Bank in respect of the Company's offering of Shares contemplated herein;

                    (xiv) All expressions of opinion, intention or expectation in the Pricing Prospectus, including, without limitation, the estimates and projections included under the caption "Prospectus Supplement Summary", on the part of the Company, its directors or management are, and in the Prospectus will be, fairly and honestly held and have been made on reasonable grounds after due and careful consideration and inquiry, in each case subject to the assumptions set forth therein and to the risks and uncertainties contemplated under the captions "Forward-looking Statements" and "Note Regarding Forward-looking Statements" therein;

                    (xv) The issue and sale of the Firm Shares to be sold by the
               Company hereunder and the deposit of the Firm Shares being deposited by the Company with the Depository against issuance of the ADSs, the execution and delivery of this Agreement and the compliance by the Company with all of the provisions of, and performance of its obligation under, this Agreement and the Deposit Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or


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               violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, except as would not both (i) have a Material Adverse Effect and (ii) adversely affect the consummation of the transactions contemplated herein to a material extent, nor will such action by the Company result in any violation of the provisions of the Memorandum and Articles of Association or Bylaws of the Company or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its properties; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Agency is required for the issue and sale by the Company of the Firm Shares or the consummation by the Company of the transactions contemplated by this Agreement except (A) the registration under the Act of the Shares, (B) such Company Governmental Authorizations as have been duly obtained or made and are in full force and effect and copies of which have been furnished to you and (C) such Company Governmental Authorizations as may be required under state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of South Africa and the United States;

                    (xvi) Neither the Company nor any of its subsidiaries is in violation of its Memorandum and Articles of Association or Bylaws or, except as would not, individually or in the aggregate, have a Material Adverse Effect, in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;

                    (xvii) No stamp or other issuance or transfer taxes, levies or duties or any other tax and no capital gains, income (other than income tax payable by any Underwriters whose net income is generally subject to tax by the Republic of South Africa or who perform any services hereunder through a permanent establishment or a fixed base in the Republic of South Africa), withholding or other taxes are payable or will be payable immediately following the completion of the transactions contemplated hereunder by or on behalf of purchasers of the Shares procured by the Underwriters or the Underwriters to the Republic of South Africa or any political subdivision or taxing authority thereof or therein in connection with (A) the deposit by


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               the Company of Firm Shares with the Depositary against issuance of ADSs, or (B) for the issuance, sale and delivery by the Company of Firm Shares or ADSs to purchasers procured by the Underwriters or to or for the respective accounts of the Underwriters or (C) the performance by the Company of its obligations under this Agreement, it being understood that any subsequent transfer of Shares by purchasers procured by the Underwriters, or the Underwriters, may cause such taxes to be payable;

                    (xviii) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares or ADSs;

                    (xix) The statements set forth or incorporated by reference in the Pricing Prospectus and the Prospectus under the captions "Description of Ordinary Shares and ADSs" and "Taxation" insofar as they purport to constitute a summary of the matters set forth therein, fairly summarize these matters in all material respects;

                    (xx) Other than as set forth in the Pricing Prospectus,
               there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company's knowledge, no such proceedings are threatened by any Governmental Agency or by any other person;

                    (xxi) The Company is not and, after giving effect to the
               offering and sale of the Firm Shares to be sold by it and the application of the proceeds thereof, will not be an "investment company", as such term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act");

                    (xxii) (A) (i) At the time of filing the Registration
               Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the


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               Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Securities in reliance on the exemption of Rule 163 under the Act, the Company was a "well-known seasoned issuer" as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, the Company was not an "ineligible issuer" as defined in Rule 405 under the Act;

                    (xxiii) The audited financial statements included in the
               Registration Statement and the Pricing Prospectus, together with the related notes and schedules, fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods specified and have been prepared in compliance with the requirements of the Act and in conformity with generally accepted accounting principles as applied in the United States applied, except as set forth in the Pricing Prospectus, on a consistent basis during the periods presented; the other financial and statistical data set forth in the Registration Statement and the Pricing Prospectus are accurately presented and prepared on a basis materially consistent with the financial statements and books and records of the Company; and the Company and its subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement and the Pricing Prospectus and that are required to be disclosed therein;

                    (xxiv) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with the International Financial Reporting Standards and generally accepted accounting principles, and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

                    (xxv) The Company and each of its subsidiaries have all
               licenses, certificates, permits and other authorizations (including, without limitation, all mineral rights, mining authorizations and mining leases) issued by the appropriate Government Agencies (and have made all required declarations and filings with such Governmental Agencies), that are legally required for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Pricing Prospectus, except as described in the Pricing Prospectus or where the failure to possess the same would not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received or expects to receive notice of any revocation or modification of any such license, certificate, permit or authorization; and the Company and each of its subsidiaries are in compliance with each of the same, except for any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect;

                    (xxvi) Ernst & Young, who have certified certain financial statements of the Company and certain of its subsidiaries, PricewaterhouseCoopers Inc., who have certified certain financial statements of Societe des Mines de Morila S.A. and KPMG Inc., who have certified certain financial statements of Societe d'Exploitation des Mines d'Or de Sadiola S.A. are each independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

                    (xxvii) In each case except as described in the Pricing
               Prospectus, the Company and its subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) legally required for the conduct of their respective businesses, except those that would not, individually or in the aggregate, have a Material Adverse Effect; and, to the best knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, the conduct of their respective businesses will not conflict with any such rights of others and the Company and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others;

                    (xxviii) No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is threatened, except as described in the Pricing Prospectus or as would not have a Material Adverse Effect;

                    (xxix) The Company and its subsidiaries (A) are in
               compliance with any and all applicable laws (including the common law), rules, regulations, ordinances, decrees, judgments, injunctions, permits, licenses, authorizations, decisions, orders and other legally binding requirements, in each case promulgated or declared by Governmental Agencies in all countries and territories in which the Company or its subsidiaries engage in mining or other business activities relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (B) have received and are in compliance with all permits, licenses or other approvals issued by Governmental Agencies and required of them under applicable Environmental Laws to conduct their respective businesses; (C) have not received any notice of any actual or potential liability under, or investigation relating to, any Environmental Law; except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect; and

                    (xxx) Neither the Company nor any of its subsidiaries (if
               acquired by the Company, then prior to its date of acquisition, to the knowledge of the Company) has violated (i) any provision of the Foreign Corrupt Practices Act of 1977 and the rules and regulations promulgated thereunder or (ii) similar anti-corruption laws of all other applicable jurisdictions, including those relating to political donations and money laundering, and the rules, regulations or, to the extent they have the force and effect of the law, guidelines, issued or administered thereunder, in each case which violations are of a character required to be disclosed in the Registration Statement.

               (b) The Selling Shareholder represents and warrants to, and agrees with, each of the Underwriters and the Company that:

                    (i) The Selling Shareholder is validly existing as a private company with limited liability under the laws of the Republic of South Africa and has the power and authority to enter into and perform its obligations under this Agreement;

                    (ii) All consents, approvals, authorizations, orders,
               registrations, clearances and qualifications of or with any Governmental Agency having jurisdiction over the Selling Shareholder (hereinafter referred to as "Selling Shareholder Governmental Authorizations") required for the deposit of the

               Shares being deposited with the Depositary against issuance of the ADSs to be delivered by the Selling Shareholder at each Time of Delivery, for the sale and delivery of the Shares to be sold by the Selling Shareholder hereunder and for the execution and delivery by the Selling Shareholder of this Agreement, have been obtained, including any requisite approval of the South African Reserve Bank in respect of the Selling Shareholder's intended use of proceeds of its sale of Shares; and the Selling Shareholder has the full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by it hereunder;

                    (iii) The sale of the Shares to be sold by the Selling
               Shareholder, the execution and delivery of this Agreement, the deposit of the Shares with the Depositary against issuance of the ADSs to be delivered by the Selling Shareholder at each Time of Delivery hereunder and the compliance by the Selling Shareholder with all of the provisions of, and performance of these obligations under, this Agreement and the Deposit Agreement and the consummation of the transaction herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound, or to which any of the property or assets of the Selling Shareholder is subject, except as would not have a material adverse effect on the consummation of the transaction contemplated hereby, nor will such action result in any violation of the provisions of the Memorandum and Articles of Association or Bylaws of the Selling Shareholder or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Selling Shareholder or the property of the Selling Shareholder;

                    (iv) No stamp or other issuance or transfer taxes (except
               for uncertificated securities tax), levies or duties or any other kind of tax and no capital gains, income (other than income tax payable by any Underwriters whose net income is generally subject to tax by the Republic of South Africa or who perform any services hereunder through a permanent establishment or a fixed base in the Republic of South Africa), withholding or other taxes are payable or will be payable immediately following the completion of the transactions contemplated hereunder by or on behalf of purchasers of the Shares procured by the Underwriters or Underwriters to the Republic of South Africa or any political subdivision or taxing authority thereof or therein in connection with (A) the deposit by the Selling Shareholder of Shares with the Depositary against issuance of ADSs, or (B) for the sale and delivery by the Selling Shareholder of Shares or ADSs to purchasers procured by the Underwriters or to or for the respective accounts of the Underwriters or (C) the performance by the Selling Shareholder of its obligations under this Agreement, it being understood that any subsequent transfer of Shares by purchasers procured by the Underwriters, or the Underwriters, may cause such taxes to be payable;

                    (v) The Selling Shareholder has, and immediately prior to
               each Time of Delivery (as defined in Section 4 hereof) the Selling Shareholder will have, good and valid title to the Shares to be sold by the Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or claims; and, upon delivery of such Shares and payment therefor pursuant hereto and thereto, good and valid title to such Shares, free and clear of all liens, encumbrances, equities or claims, will pass to purchasers procured by the underwriters or the several Underwriters, as applicable;

                    (vi) The Selling Shareholder has not taken nor will take,
               directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares;

                    (vii) The written information furnished to the Company by
               the Selling Shareholder for use in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus (it being understood that the only written information so furnished by or on behalf of the Selling Shareholder is the information identified in Schedule IV hereto) ("Selling Shareholder Information") does not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                    (viii) In order to document the Underwriters' compliance
               with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, the Selling Shareholder will deliver to you prior to or at the First Time of Delivery (as hereinafter defined) a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof);

          2. Subject to the terms and conditions herein set forth,

               (a) the Company agrees to issue and sell to purchasers procured by the Underwriters or, failing that, to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to procure purchasers for or, failing that, to purchase, or cause one of its affiliates (within the meaning in Rule 405 under the Act) to purchase, from the Company, at a purchase price per Share of rand [o] and per ADS of USD[o] (to the extent that the Representatives make the election to direct delivery or take delivery of the Shares in the form of ADSs pursuant to Section 4) the respective number of Firm Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Company by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by purchasers procured by that Underwriter or, failing that, by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of purchasers procured by the Underwriters or, failing that, by all of the Underwriters from the Company hereunder;

               (b) the Selling Shareholder agrees to sell to purchasers procured by the Underwriters or, failing that, to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to procure purchasers for or, failing that, to purchase, or cause one of its affiliates (within the meaning in Rule 405 under the Act) to purchase, from the Selling Shareholder, at a purchase price per Share of rand [o] and per ADS of USD[o] (to the extent that the Representatives make the election to direct delivery or take delivery of the Shares in the form of ADSs pursuant to Section 4) the respective number of Firm Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Selling Shareholder by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by purchasers procured by that Underwriter or, failing that, by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of purchasers procured by the Underwriters or, failing that, by all of the Underwriters from the Selling Shareholder hereunder; and

               (c) in the event and to the extent that the Underwriters shall exercise the election to procure purchasers for or, failing that, purchase themselves, Optional Shares as provided below, the Selling Shareholder agrees to sell to purchasers procured by the Underwriters or, failing that, to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to procure purchasers for or, failing that, to purchase from the Selling Shareholder, at the purchase price per Share set forth in subsection (b) of this Section 2, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by you so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to procure purchasers for or, failing that, purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to procure purchasers for or, failing that, purchase hereunder.

         The Selling Shareholder hereby grants to the Underwriters the right to procure purchasers for or, failing that, purchase at their election up to [o] Optional Shares, at the purchase price set forth in subsection (b) of this
Section 2, for the sole purpose of covering sales of shares in excess of the number of Firm Shares. Any such election to procure purchasers for or, failing that, purchase Optional Shares may be exercised only by written notice from you to the Selling Shareholder, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Shares with respect to which this option is being exercised and the date on which such Optional Shares are to be delivered, as determined by you but in no event earlier than the First Time of Delivery or, unless you and the Selling Shareholder otherwise agree in writing, earlier than two or later than ten Business Days after the date of such notice.

         As compensation to the Underwriters for their commitments hereunder, the Company and the Selling Shareholder, as the case may be, at each Time of Delivery will pay to the Representatives, for the accounts of the several Underwriters, (a) an amount equal to ZAR[o] per Share for the Shares to be delivered in the form of shares of Stock by the Company and the Selling Shareholder hereunder, as the case may be, at each Time of Delivery and (b) an amount equal to $[o] per ADS for Shares to be delivered in the form of ADSs by the Company and the Selling Shareholder hereunder, as the case may be, at each Time of Delivery. The Representatives may accept payment of the underwriting commission by offsetting the amount thereof against payment of the amount payable pursuant to Section 4 hereof.

         3. It is understood that the several Underwriters propose to offer the Shares for sale, in each instance upon the terms and conditions set forth in the Prospectus.

         4. (a) With respect to all or a portion of the Shares to be purchased and sold hereunder at each Time of Delivery, the Representatives, on behalf of the several Underwriters, may elect to have ADSs delivered (to either or both of purchasers procured by the Underwriters or the Underwriters) and paid for hereunder in lieu of, and in satisfaction of, the Company and the Selling Shareholder's obligations to sell to purchasers procured by the Underwriters or the several Underwriters, as applicable, and the several Underwriters' obligations to procure purchasers for or, failing that, to purchase, Firm Shares and, in the case of the Selling Shareholder only, the Optional Shares. Written notice of such election shall be given by the Representatives to the Company and the Selling Shareholder at least four Business Days prior to such Time of Delivery (the "Notification Time"). The number of Shares to be purchased by purchasers procured by the Underwriters or, failing that, by the Underwriters as a result of the making of such election shall be adjusted by the Representatives so as to eliminate any fractional ADSs and the purchase price for ADSs so delivered as a result of making such election shall be the purchase price as set forth in Section 2 hereof.

          (b) (i) The Shares to be delivered to purchasers procured by the Underwriters or each Underwriter hereunder, as the case may be, in the form of Shares of Stock shall be delivered by or on behalf of the Company and the Selling Shareholder through the facilities of STRATE to the Representatives for the account of such purchasers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Company and the Selling Shareholder on or prior to the Notification Time.

               (ii) If the election has been made in accordance with subsection
          (a) above, the ADSs to be delivered to purchasers procured by the Underwriters or each Underwriter hereunder, as the case may be, shall be delivered by or on behalf of the Company and the Selling Shareholder through the facilities of The Depository Trust Company to the Representatives for the account of such purchasers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Company and the Selling Shareholder on or prior to the Notification Time.

          (c) (i) With respect to Shares being delivered in the form of Shares, such Shares shall be delivered against payment by, through or on behalf of such Underwriter of the purchase price therefor by wire transfer of same-day funds to the respective accounts specified by the Company and Selling Shareholder in the Republic of South Africa, as the case may be, to the Representatives at least two Business Days in advance of a Time of Delivery.

               (ii) With respect to Shares being delivered in the form of ADSs, such ADSs shall be delivered against payment by, through or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the respective accounts specified by the Company and Selling Shareholder, as the case may be, to the Representatives at least two Business Days in advance of a Time of Delivery;

               (iii) Payment for the Firm Shares shall be made to the Company and the Selling Shareholder by, (A) in the case of the Firm Shares to be delivered in the form of Shares, wire transfer of South African rand funds or other immediately available funds in Johannesburg and
          (B) in the case of Firm Shares to be delivered in the form of ADSs, by wire transfer of Federal (same day) or other immediately available funds in New York, in each case against delivery of such Firm Shares for the respective accounts of the several Underwriters by 11:00 a.m., London time, on [o, 2006] or such other time and date as the Representatives, the Company and Selling Shareholder may mutually agree upon in writing, and, with respect to the Optional Shares, 11:00 a.m., London time, on the date specified by the Representatives in the written notice given by the Representatives of the Underwriters' election to exercise the option with respect to the delivery of such Optional Shares, or such other time and date as the Representatives and the Selling Shareholder may agree upon in writing. Such time and date for delivery of the Firm Shares is herein called the "First Time of Delivery", such time and date for delivery of the Optional Shares, if not the First Time of Delivery, is herein called the "Second Time of Delivery", and each such time and date for delivery is herein called a "Time of Delivery".

          (d) It is understood and agreed by the parties hereto that no delivery or transfer of Shares or ADSs to be purchased and sold hereunder at a Time of Delivery shall be effective until and unless payment therefor has been made pursuant hereto and the Company and the Selling Shareholder, as the case may be, shall have furnished or caused to be furnished to the Representatives, on behalf of the Underwriters at such Time of Delivery certificates and other evidence reasonably satisfactory to the Representatives of the execution in favor of purchasers procured by the Underwriters or, failing that, the Underwriters, of the book-entry transfer of Shares, whether by delivery of Shares in the Republic of South Africa through STRATE or delivery of ADSs through the facilities of DTC.

          (e) The Shares or ADSs shall be delivered to the Representatives at each Time of Delivery for the respective accounts of purchasers procured by the Underwriters as instructed by the Underwriters or for the accounts of the several Underwriters, with all transfer and any issuance taxes or other expenses (including, without limitation, any STRATE levy and insider trader levy payable with respect to the Shares) payable in connection with or issuance of the Shares or ADSs or the transfer thereof to the Purchasers procured by the Underwriters or the Underwriters duly paid by the Company or the Selling Shareholder in accordance with Section 7 hereof.

          (f) The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the Shares and ADSs and any additional documents requested by the Underwriters pursuant to Section 8(s) hereof, will be delivered at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG (the "Closing Location"), and the Shares and ADSs will be delivered as specified in subsection (b) above, all at such Time of Delivery. A meeting will be held at the Closing Location at 1:00 p.m., London time, on the Business Day next preceding such Time of Delivery, or such time and place as may mutually be agreed upon in writing by the Representatives, the Company and the Selling Shareholder, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4 and Section 5, "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, Johannesburg and London are generally authorized or obligated by law or executive order to close.

     5. (a) The Company agrees with each of the Underwriters:

               (i) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day (which term shall mean for this subsection (a)1(a)(i) any day when the Commission's office in Washington D.C. is open for business) following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus prior to the last Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Shares; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus in respect of the Securities, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order and in the event of the issuance of any such notice of objection, promptly to amend the Registration Statement in such manner as may be required and permit offers in sales of to permit offers and sales of the Securities; provided that, none of the foregoing shall preclude the Company from discharging its obligations under the Act or the Exchange Act;

               (ii) If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by you and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by you promptly after reasonable notice thereof;

               (iii) Promptly from time to time to take such action as you may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation;

               (iv) If by the third anniversary (the "Renewal Deadline") of the initial effective date of the Registration Statement, any of the Shares remain unsold by the Underwriters, the Company will file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Shares, in a form reasonably satisfactory to you. If at the Renewal Deadline the Company is no longer eligible to file an automatic shelf registration statement, the Company will, if it has not already done so, file a new shelf registration statement relating to the Shares, in a form reasonably satisfactory to you and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be;

               (v) Prior to 10:00 a.m., London time, on the Business Day next succeeding the date of this Agreement and during the period mentioned below, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City or London in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required by law at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with
          Section 10(a)(3) of the Act;

               (vi) To make generally available to the Company's securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule
          158);

               (vii) During the period beginning from the date hereof and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose, except as provided hereunder, of shares of Stock or any securities of the Company that are substantially similar to shares of Stock, including but not limited to any options or warrants to purchase shares of Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than (A) in connection with any employee option, bonus, profit sharing, pension, retirement, incentive, savings or similar agreement, plan or award in effect as of the date of this Agreement, (B) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement or (C) in consideration for the shares or assets of a company or as part of a merger, acquisition, corporate reorganization or similar transaction, provided however that the recipient of any shares of Stock or other securities as contemplated by this clause (C) shall be bound by the obligations set forth in this subsection (vii)) without your prior written consent (which, with respect to clause C only, shall not be unreasonably withheld by the Representatives where the recipients of such Stock do not agree to be bound by restrictions contemplated in this subsection (vii));

               (viii) To pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;

               (ix) To use the net proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Pricing Prospectus and Prospectus under the caption "Use of Proceeds";

               (x) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares;

               (xi) For so long as the Company has securities registered under the Exchange Act, to use its reasonable best efforts to maintain its listing of its ADSs on the New York Stock Exchange provided that the Company may delist its ADSs from the New York Stock Exchange in connection with preparing for an application to the Commission to deregister its securities under the Exchange Act; and

               (xii) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

          (b) The Selling Shareholder agrees with each of the Underwriters:

               (i) During the period beginning from the date hereof and continuing to and including the date 270 days after the date of the Prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose, except as provided hereunder of shares of Stock or any securities of the Company that are substantially similar to the shares of Stock, including but not limited to any options or warrants to purchase shares of Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than in connection with the sale by the Selling Shareholder of shares of Stock in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipient of such shares of Stock in such transactions shall be bound by the obligations set forth in this subsection (i)) without your prior written consent;

               (ii) Prior to each Time of Delivery, to deposit, or cause to be deposited on its behalf, shares of Stock with the Depositary in accordance with the provisions of the Deposit Agreement and the [Letter of Instruction date [o] between the

          Company, the Selling Shareholder and the Bank of New York (the "Letter of Instruction")] and otherwise to comply with the Deposit Agreement and such Letter of Instruction so that ADRs evidencing ADSs will be executed (and, if applicable, countersigned) and issued by the Depositary against receipt of such shares of Stock and delivered to purchasers procured by the Underwriters or to the Underwriters, as applicable, at such Time of Delivery;

               (iii) Not to (and to cause its affiliates other than the Company and its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Shares.

         6. (a) Each of the Company and the Selling Shareholder represents and agrees, severally and not jointly, that, without the prior consent of the Representatives and the Company or Selling Shareholder, as applicable, it has not made and will not make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Act (a "Free Writing Prospectus"); each Underwriter (including, for the avoidance of doubt, each Representative) represents and agrees that, without the prior consent of the Company, the Selling Shareholder and the Representatives, it has not made and will not make any offer relating to the Shares that would constitute a Free Writing Prospectus; any such Free Writing Prospectus the use of which has been consented to by the Company, the Selling Shareholder and the Representatives is listed on Schedule II(a) or Schedule II(b) hereto;

               (b) The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

               (c) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Selling Shareholder and the Representatives and, if requested by the Selling Shareholder or the Representatives, will prepare and furnish without charge to the Selling Shareholder and each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission;

          provided, however, that the foregoing shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives or by the Selling Shareholder expressly for use therein.


           7. The Company and the Selling Shareholder covenant and agree with one another and, severally and not jointly, with the several Underwriters that (a) the Company and the Selling Shareholder will, respectively, pay or cause to be paid (based on whether the fee or expense is allocable to, and arises from, the offering of the Shares to be sold by the Company or the Selling Shareholder, as the case may be, hereunder and, if not so allocable, pro rata in proportion to the number of Shares to be sold by the Company and the Selling Shareholder hereunder) the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Selling Shareholder's counsel; (iii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, and closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iv) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in
     Section 5(a)(iii) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) all fees and expenses in connection with the listing of the Shares on the New York Stock Exchange, the JSE Limited, Euronext Paris, the London Stock Exchange, the Australian Stock Exchange and quoting on Euronext Brussels and the filing fees incident thereto; and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Shares; (vi) to the Representatives for the account of the several Underwriters, $_________ in lieu of reimbursement of expenses; (vii) the fees and disbursements of Underwriters' counsel in connection with the transactions contemplated hereby; (viii) all expenses and taxes arising as a result of the deposit of the Shares with the Depositary and the issuance and delivery of ADSs; (ix) the fees and expenses (including fees and disbursements of their respective counsel) if any, of the Depositary and any custodian appointed, as applicable, under the Deposit Agreement, other than the fees and expenses to be paid by holders of the ADSs, as applicable; (x) fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (xi) the cost of preparing stock certificates; (xii) the cost and charges of any transfer agent or registrar; and (xiii) all other costs and expenses incident to the performance of the respective obligations of the Company and the

     Selling Shareholder hereunder that are not otherwise specifically provided for in this Section; (b) the Company will pay or cause to be paid all stamp or other taxes, expenses, levies (including, without limitation, any STRATE levy and insider trading levy payable) and duties and any other kind of tax or withholding tax incurred or arising in connection with the issuance and sale or delivery of Firm Shares by the Company to the purchasers procured by the Underwriters or the Underwriters, as applicable; and (c) the Selling Shareholder will pay or cause to be paid all stamp or other taxes, expenses, levies (including, without limitation, any STRATE levy and the insider trading levy payable) and duties and any other kind of tax or withholding tax incurred or arising in connection with the transfer, sale or delivery of Shares by the Selling Shareholder to the purchasers procured by the Underwriters or the Underwriters, as applicable; it being understood that nothing in clause (b) or (c) hereof is intended or shall be construed to include any income tax payable in the ordinary course by any of the Underwriters arising from any fee, commission or other compensation (but not any payment in respect of expenses pursuant to this Section 7) received by such Underwriter in accordance with this Agreement. In connection with clause (c) of the preceding sentence, the Representatives agree to pay New York State stock transfer tax, and the Selling Shareholder agrees to reimburse the Representatives for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated. It is understood, however, that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own costs and expenses, and stock transfer taxes (other than any imposed by the Republic of South Africa or the United States or any political subdivision or taxing authority thereof or therein) on resale of any of the Shares, by them, and any advertising expenses connected with any offers they may make provided that the Underwriters shall be responsible for any taxes, levies or duties incurred or arising from any subsequent transfer, sale or delivery by an Underwriter of Shares registered in its name not contemplated by this Agreement.

          In each case, payment shall be made by or on behalf of the Company or the Selling Shareholder within fourteen days of the date of the invoice from the Representatives.

          To the extent that the Company does not satisfy any of its obligations owed to the Underwriters, if applicable, under this Section 7, the Selling Shareholder shall not be liable to the Underwriters with respect to such obligations of the Company. To the extent that the Selling Shareholder does not satisfy any of its obligations owed to the Underwriters, if applicable, under this Section 7, the Company shall not be liable to the Underwriters with respect to such obligations of the Selling Shareholder.

          8. The obligations of the Underwriters hereunder, as to the Shares to be delivered at each Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Shareholder herein are, at and as of such Time of Delivery, true and correct, the condition that the Company and the Selling

     Shareholder not be in breach of any of their obligations under this Agreement in any respect that is material on or before such Time of Delivery, and the following additional conditions:

               (a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

               (b) Davis Polk & Wardwell, United States counsel for the Underwriters, shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (c) Shearman & Sterling, LLP, United States counsel for the Company, shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States;

               (d) Mervyn Taback Inc., South African counsel for the Company shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (e) Emmet, Marvin & Martin, LLP, counsel for the Depositary, shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (f) Sullivan & Cromwell LLP, United States counsel for the Selling Shareholder, shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States;

               (g) Webber Wentzel Bowens, South African counsel for the Selling Shareholder, shall have furnished to you their written opinion, dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (h) Peter Arthur, Special Counsel for the Selling Shareholder, shall have furnished to you his written opinion , dated such Time of Delivery, in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the Republic of South Africa and in rendering an opinion with respect to the transfer of good and valid title to the Shares to be delivered by the Selling Shareholder, such counsel may rely upon a certificate of the Selling Shareholder in respect of matters of fact as to ownership of and liens, encumbrances, equities or claims on, the Shares sold by the Selling Shareholder, provided that such counsel shall state that they believe that both you and they are justified in relying upon such certificate;

               (i) On each of the date of each Preliminary Prospectus, the date hereof and each Time of Delivery, Ernst & Young shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (j) On each of the date of each Preliminary Prospectus, the date hereof and each Time of Delivery, PricewaterhouseCoopers Inc. shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (k) On each of the date of each Preliminary Prospectus, the date hereof and each Time of Delivery, KPMG Inc. shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in form and substance customary and reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters;

               (l) At and as of such Time of Delivery (i) neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any material adverse change in the capital stock of the Company or any material increase in the long term debt of the Company and its subsidiaries taken as a whole or any change, or any development involving a prospective change, in or affecting the business affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus;

               (m) On or after the Applicable Time until such Time of Delivery
          (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by rating agency Fitch or preferred stock by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, (ii) Fitch shall not have publicly announced that it has under its surveillance or review, with possible negative implications, its rating of the Company's debt securities, and (iii) no nationally recognized statistical rating organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Company's preferred stock;

               (n) At and as of such Time of Delivery, the Company shall have obtained and delivered to the Representatives executed copies of an agreement from each of the directors of the Company, substantially to the effect set forth in Section 5(a)(vii) hereof in form and substance satisfactory to the Representatives;

               (o) On or after the Applicable Time until such Time of Delivery there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange and/or the JSE Limited;
          (ii) a suspension or
          material limitation in trading in the Company's securities on the New York Stock Exchange or the JSE Limited; (iii) a general moratorium on commercial banking activities in New York, the Republic of South Africa or London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, or the Republic of South Africa or the United Kingdom; (iv) a change or development involving a prospective change in the Republic of South Africa taxation adversely affecting the Shares or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States, the Republic of South Africa or the United Kingdom or the declaration by the United States, the Republic of South Africa or the United Kingdom of a national emergency or war or (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the Republic of South Africa or the United Kingdom or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

               (p) At and as of such Time of Delivery, the Shares shall continue to be duly listed, subject to notice of issuance, on the JSE Limited, the New York Stock Exchange (in the form of ADSs) and the London Stock Exchange;

               (q) At and as of such Time of Delivery, the Depositary shall have furnished or caused to be furnished to you at such Time of Delivery certificates satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Company and the Selling Shareholder at such Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;

               (r) The Company shall have complied with the provisions of
          Section 5(a)(v) hereof with respect to the furnishing of prospectuses on the Business Day next succeeding the date of this Agreement; and

               (s) The Company and the Selling Shareholder shall have furnished or caused to be furnished to you at and as of such Time of Delivery certificates of officers of the Company and of the Selling Shareholder, respectively, as to the accuracy of the representations and warranties of the Company and the Selling Shareholder, respectively, herein at and as of such Time of Delivery, as to the performance, in all material respects, by the Company and the Selling Shareholder of their respective obligations hereunder to be performed at or prior to such Time of Delivery, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (l) of this Section.

          9. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the ADS Registration Statement the Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein or Selling Shareholder Information.

               (b) The Selling Shareholder will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto or any Issuer Free Writing Prospectus in reliance upon and in conformity with the Selling Shareholder Information, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Selling Shareholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the ADS Registration Statement, the Registration Statement, the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. The liability of the Selling Shareholder under the indemnity agreement contained in this subsection (b) shall be limited to an amount equal to the aggregate purchase price of the Shares sold by the Selling Shareholder under this Agreement.

               (c) Each Underwriter will indemnify and hold harmless the Company and the Selling Shareholder against any losses, claims, damages or liabilities to which the Company or the Selling Shareholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company and the Selling Shareholder for any legal or other expenses reasonably incurred by the Company or the Selling Shareholder in connection with investigating or defending any such action or claim as such expenses are incurred.

               (d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

               (e) If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection
          (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company and the Selling Shareholder bear to the total underwriting discounts and commissions received by the Underwriters with respect to the Shares purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholder on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.

               (f) The obligations of the Company and the Selling Shareholder under this Section 9 shall be in addition to any liability which the Company and the Selling Shareholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer affiliate of any Underwriter; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company or the Selling Shareholder within the meaning of the Act.

          10. (a) If any Underwriter shall default in its obligation to procure purchasers for or, failing that, refuse to purchase the Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein. If within thirty six hours after such default you do not make arrangements satisfactory to you, the Company and the Selling Shareholder for the purchase of such Shares, then the Company and the Selling Shareholder shall be entitled to a further period of thirty six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Selling Shareholder that you have so arranged for the purchase of such Shares, or the Company and the Selling Shareholder notify you that they have so arranged for the purchase of such Shares, you or the Company and the Selling Shareholder shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

               (b) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Shareholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one eleventh of the aggregate number of all of the Shares to be purchased at such Time of Delivery, then the Company and the Selling Shareholder shall have the right to require each non defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to procure purchasers for or, failing that, purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

               (c) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Shareholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all of the Shares to be purchased at such Time of Delivery, or if the Company and the Selling Shareholder shall not exercise the right described in subsection (b) above to require non defaulting Underwriters to procure purchasers for or to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the Underwriters to procure purchasers for or, failing that, purchase and of the Selling Shareholder to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non defaulting Underwriter or the Company or the Selling Shareholder, except for the expenses to be borne by the Company and the Selling Shareholder and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

          11. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Shareholder and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Shareholder, or any officer or director or controlling person of the Company, or any controlling person of the Selling Shareholder, and shall survive delivery of and payment for the Shares.

          12. If this Agreement shall be terminated pursuant to Section 10 hereof, neither the Company nor the Selling Shareholder shall then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but, if for any other reason any Shares are not delivered by or on behalf of the Company and the Selling Shareholder as provided herein, the Company and the Selling Shareholder pro rata (based on the number of Shares to be sold by the Company and the Selling Shareholder hereunder) will reimburse the Underwriters through you for all out of pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the procuring of purchasers or, failing that, purchase, sale and delivery of the Shares not so delivered, but the Company and the Selling Shareholder shall then be under no further liability to any Underwriter in respect of the Shares not so delivered except as provided in Sections 7 and 9 hereof.

          13. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by the Representatives on behalf of you as the representatives; and in all dealings with the Selling Shareholder hereunder, you and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on by the Selling Shareholder.

          All statements, requests, notices, agreements and other communications hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the representatives in care of the Representatives at each of the following:
     (A) Goldman, Sachs & Co. One New York Plaza, 42nd Floor, New York, New York 10004, United States, Attention: Registration Department, fax +1-212-902-3000 and (B) UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United States, Attention: Equity Capital Markets, fax: +44-20-7568-1081, with a further copy sent to +44-20-7567-2364 marked for the attention of Transactions Legal; if to the Selling Shareholder shall be delivered or sent by mail or facsimile transmission to the attention of the Selling Shareholder's Company Secretary, 44 Main Street, Johannesburg 2001, South Africa, fax number: +27-11-638-2455, with a copy to Christopher L. Mann, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004-2498, United States, fax number +1-212-558-3588; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention:
     Secretary; provided, however, that any notice to an Underwriter pursuant to
     Section 9(d) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Shareholder by you upon request. Any such statements, requests, notices, agreements and other communications shall, if sent by fax, conclusively be deemed to have been given or served at the time of dispatch upon generation of transmission confirmation and, if sent by post, be conclusively deemed to have been received 48 hours from the time of posting.

          14. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Shareholder and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company and each person who controls the Company, the Selling Shareholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

          15. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company or the Selling Shareholder brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any Federal or State court in the Borough of Manhattan, The City of New York (each a "New York Court"), (ii) waives, to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such proceeding and
     (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed AngloGold Ashanti North America Inc., 7400 East Orchard Road, Suite 350, Greenwood Village, Colorado 80111 and the Selling Shareholder has appointed CT

     Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as their respective authorized agents (the "Authorized Agents") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable for five years from the date of this Agreement. Each of the Company and the Selling Shareholder represents and warrants that their respective Authorized Agents have agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon an Authorized Agent and written notice of such service to the Company or the Selling Shareholder, as applicable, shall be deemed, in every respect, effective service of process upon the Company or the Selling Shareholder, as applicable.

          16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "judgment currency") other than United States dollars, the Company and the Selling Shareholder, as the case may be, will, severally and not jointly, indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Shareholder and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion of the judgment currency into United States dollars.

          17. Time shall be of the essence of this Agreement, both as regards any dates, times or periods mentioned and as regards any dates, times or periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

          18. The Company and the Selling Shareholder acknowledge and agree that
     (i) the procurement of purchasers for or, failing that, the purchase of and sale of the Shares pursuant to this Agreement is an arm's-length commercial transaction between the Company and the Selling Shareholder, on the one hand, and the several Underwriters, on the other, solely in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) or any other obligation to the Company or the Selling Shareholder except the obligations expressly set forth in this Agreement and (iv) the Company and the Selling Shareholder have consulted their own legal and financial advisors to the extent each deemed appropriate. The Company and the Selling Shareholder agree that they will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholder, in connection with such transaction or the process leading thereto.

          This Agreement supersedes all prior agreements (except the engagement letter between UBS Limited and the Company dated as of March 23, 2006) and understandings (whether written or oral) between the Company, the Selling Shareholder and the Underwriters, or any of them, with respect to the subject matter hereof.

          For the avoidance of doubt, the provisions of this Section 18 shall not apply to or affect any obligation that any party may have to any other party pursuant to the engagement letter referred to above.

          19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          20. The Company, the Selling Shareholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

          21. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

                                    * * * * *

          If the foregoing is in accordance with your understanding, please sign and return to us one for the Company and for each of the Representatives plus one for each counsel counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company, the Selling Shareholder.

                                          Very truly yours,

                                          ANGLOGOLD ASHANTI LIMITED
                                          By:
                                              ---------------------------------
                                          Name:
                                          Title:


                                          By:
                                              ---------------------------------
                                          Name:
                                          Title:


                                          ANGLO SOUTH AFRICA CAPITAL
                                          (PROPRIETARY) LIMITED


                                          By:
                                              ---------------------------------
                                          Name:
                                          Title:

       Accepted as of the date hereof at
       London, United Kingdom

         GOLDMAN, SACHS & CO.
         By:
             -----------------------------------
         Name:
         Title:


         UBS LIMITED
         By:
             -----------------------------------
         Name:
         Title:

         UBS LIMITED
         By:
             -----------------------------------
         Name:
         Title:

       For themselves and on behalf of each of the several
       Underwriters listed in Schedule I hereto.

                                   SCHEDULE I



                                                                          Number of Optional Shares to
                                           Total Number of Firm Shares      be Purchased if Maximum
                                                 to be Purchased              Option Exercised
                                          -----------------------------  ------------------------------
                                                          Anglo South
                                            AngloGold   Africa Capital
                                             Ashanti     (Proprietary)   Anglo South Africa Capital
Underwriter                                  Limited        Limited         (Proprietary) Limited
----------------------------------------
Goldman, Sachs & Co......................
UBS Limited..............................
J.P. Morgan Securities Ltd...............
BMO Nesbitt Burns Inc....................

   Total.................................
                                           ----------- ---------------- -----------------------------



                                      Sch-I

                                   SCHEDULE II


               (a) Materials other than the Pricing Prospectus that comprise the Pricing Disclosure Package:



               (b) Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

                    o Electronic roadshow related to the offering contemplated herein recorded at Capetown, South Africa on March 29, 2006 and made available at http://www.netroadshow.com.

               (c) Additional Documents Incorporated by Reference:


                                     Sch-II

                                  SCHEDULE III

                            AngloGold Ashanti Limited
                             AngloGold Holdings plc
                     AngloGold Offshore Investments Limited
                        AngloGold Ashanti (Ghana) Limited
                            Geita Gold Mining Limited
                               Cluff Resources Ltd
                         Societe de Mines de Morila S.A.
                                 Morila Limited
                       AngloGold Ashanti Australia Limited
                     AngloGold Investments Australia Pty Ltd
                       AngloGold Finance Australia Limited
                  AngloGold Finance Australia Holdings Limited
                 AngloGold Australia Investment Holdings Limited
                    AngloGold Investments Australasia Limited
                              Cerro Vanguardia S.A.
                           Mineracao Serra Grande S.A.
                           Mineracao Morro Velho Ltda
                              AngloGold Brasil Ltda
                           AngloGold South America Ltd


                                    Sch-III

                                   SCHEDULE IV


          1. The number of ordinary shares (but not the percentage) of the Company held by the Selling Shareholder prior to and immediately after the offering, set forth in the table in the first paragraph under the caption "Selling Shareholder" in the Pricing Prospectus.

          2. The second paragraph under the caption "Selling Shareholder" in the Pricing Prospectus, regarding the ownership of the Selling Shareholder by Anglo American plc and the beneficial ownership of the Company by Anglo American plc.

          3. The third paragraph under the caption "Selling Shareholder" in the Pricing Prospectus, describing the Anglo American group.

          4. The forth paragraph under the caption "Selling Shareholder" in the Pricing Prospectus, regarding a reduction of the number of such Anglo American plc-affiliated directors following a reduction in the Selling Shareholder's ownership interest in the Company.


                                     Sch-IV

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Ashanti Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              ANGLOGOLD ASHANTI LIMITED


Date: April 10, 2006                          By: /s/ C R BULL
                                                  ------------

                                              Name:   C R Bull
                                              Title:  Company Secretary